NEEDHAM & COMPANY, LLC
(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fiordaliso — 212-705-0363
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Ave	New York	NY	10154-0102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John J. Prior, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Needham & Company, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:





____

____

____

SALVATORE A. MERLINO
Notary Public, State of New York
No. 01ME6328003
Qualified In King County
Commission Expires June 8, 2019

[signature]
Signature

Chief Executive Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEEDHAM & COMPANY, LLC
(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2016

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
Needham & Company, LLC:

We have audited the accompanying statement of financial condition of Needham & Company, LLC (the Company) as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Needham & Company, LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 27, 2017

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$	8,443,620
Receivable from clearing broker		16,601,956
Securities owned, at fair value		346,124
Fees and concessions receivable		6,279,478
Receivables from Parent and affiliate		260,236
Furniture, equipment, and leasehold improvements at cost (net of accumulated depreciation and amortization of $11,548,364)		1,900,521
Other assets		3,713,222
Total assets	$	37,545,157

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	5,308,568
Payables to Parent and affiliate		939,022
Securities sold, not yet purchased, at fair value		8,391
Total liabilities		6,255,981
Commitments and Contingencies		
Member's equity		31,289,176
Total liabilities and member's equity	$	37,545,157

See accompanying notes to statement of financial condition.

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2016

(1) Organization and Description of Business

Needham & Company, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. The Company provides a full range of investment banking and brokerage services to corporate clients. The Company is a market maker primarily in emerging growth stocks in the technology, healthcare, and consumer industries, and deals with institutional investors. The Company also underwrites securities in these industries, acting as both a lead underwriter as well as a member of syndicate groups.

The Company is a direct subsidiary of Needham Holdings, LLC, which is wholly owned by The Needham Group, Inc. (the Parent). Dividends to the Parent are paid through Needham Holdings, LLC and are required to conform to the applicable regulatory requirements.

Pursuant to agreements between the Company and its correspondent clearing broker, JP Morgan Clearing Corp. (the Clearing Broker), proprietary and customer securities transactions affected by the Company are introduced and cleared on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies:

(a) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. At December 31, 2016, the Company's cash equivalents consist of money market funds.

(c) Receivable from Clearing Broker

Receivable from clearing broker represents the amounts receivable in connection with the trading of proprietary positions and the commissions associated with customer securities transactions.

(d) Securities Transactions

Securities owned, at fair value, and securities sold, not yet purchased, at fair value on the statement of financial condition consist of financial instruments carried at fair value with related unrealized gains and losses recognized in principal transactions on the statement of income. The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2016

Fair values of the financial instruments are generally obtained from quoted market prices in active markets, broker or dealer price quotations, or alternative pricing sources with reasonable levels of price transparency. To the extent certain financial instruments trade infrequently or are nonmarketable and, therefore, have little or no price transparency, the Company values these instruments based on management's estimates.

(e) *Furniture, Equipment, and Leasehold Improvements*

Furniture, equipment, and leasehold improvements are reported at historical cost, net of accumulated depreciation or amortization. Depreciation on furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated useful life of the improvement or the term of the underlying leases, which range from 5 to 12 years.

(f) *Income Taxes*

For U.S. federal, state, and local tax purposes, the Company is a single member limited liability corporation that has elected to be disregarded for income tax purposes. However, for financial accounting purposes, the Company recognizes taxes as if it files a separate tax return, on a stand-alone basis, consistent with the liability method prescribed by Accounting Standards Codification (ASC) 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets or liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

The Company accounts for uncertainties in income taxes pursuant to ASC 740-10, *Income Taxes*. ASC 740-10 requires recognition and measurement of a tax position taken that is more likely than not to be sustained and provides guidance on derecognition, classification, interest and penalties, and disclosure.

The Company's operating results are included in the federal, state and local income tax return filed by the Parent. The Parent's tax years through 2012 are closed for federal and New York State tax purposes. The Parent is currently under examination by New York City for tax years 2012-2014.

(3) **Securities Owned and Securities Sold, Not Yet Purchased**

At December 31, 2016, securities owned and securities sold, but not yet purchased by the Company, consist of principally U.S. equity and debt securities.

All securities owned are pledged to the Clearing Broker on terms which permit the Clearing Broker to sell or re-pledge the securities to others subject to certain limitations.

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2016

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected on the statement of financial condition.

(4) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consisted of the following at December 31, 2016:

Computer equipment	$	1,034,206
Furniture and equipment		1,620,395
Office machinery		1,464,919
Software		163,101
Leasehold improvements		9,166,264
Total cost		13,448,885
Less accumulated depreciation and amortization		(11,548,364)
	$	1,900,521

(5) Income Taxes

The Company is a qualified Subchapter S subsidiary treated as a disregarded entity of the Parent for federal tax purposes. The company computes its current and deferred tax provision on its stand-alone income using the Parent's apportionment factor on a modified separate company method.

Because the Parent is an S Corporation, the Parent's tax liability only relates to state and local taxes. Therefore, the effective tax rate is a result of state and local taxes. At December 31, 2016, there was a deferred tax asset of $191,480 primarily related to depreciation and deferred rent expense, which is included in other assets on the statement of financial condition. As it is more likely than not that the deferred tax asset will be utilized in later years, no valuation allowance is recorded. There are no unrecognized tax benefits as of December 31, 2016.

(6) Compensation and Profit Sharing Plans

The Company maintains a 401(k) salary deferral and profit sharing plan covering substantially all employees. Employees are permitted within limitations imposed by tax law to make pretax contributions to the 401(k) plan pursuant to salary reduction agreements. The Company matches the employees' contributions up to a maximum of 50% of the first 6% of each employee contribution.

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2016

(7) Commitments and Contingencies

The Company has office space in New York, Massachusetts, and California. The Company has entered into operating leases, which also contain certain escalation clauses. At December 31, 2016, the expected future minimum lease payments under such leases are as follows:

2016	$	2,799,035
2017		1,064,298
2018		916,285
2019		939,921
2020		964,044
2021 and thereafter		612,456
	$	7,296,039

The minimum annual rental payments for the New York lease are reduced by contributions related to leasehold improvements that were provided by the landlord in accordance with lease agreements.

The Company has two irrevocable letters of credit with a commercial bank supporting obligations under the Company's New York lease (expiring on December 31, 2017) and Boston lease (expiring on April 30, 2017). Cash in the amounts of $526,274, $123,063, and $122,448 respectively, has been set aside as collateral. All three letters of credit are included in other assets on the statement of financial condition.

The Company, in the normal course of business, has been named as a defendant in various legal proceedings. Additionally, from time to time, the Company is involved in regulatory investigations. While there exists an inherent difficulty in predicting the outcome of such matters, based on current knowledge and consultation with legal counsel, the Company does not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at December 31, 2016, and were subsequently settled had no material effect on the financial statements as of that date.

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the Clearing Broker for losses that it may sustain without limit from the customer accounts introduced by the Company. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other recourse provisions. At December 31, 2016, no amounts were recorded under such agreement as no loss is expected.

(8) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2016

alternative method permitted by the Rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or the amount determined in accordance with SEC market maker Rule 15c3-1(a)(4). At December 31, 2016, the Company had net capital of $19,080,013, which is $18,080,013 in excess of required net capital under the SEC market maker rule of $1,000,000. The Company is exempt from SEC Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash. Advances to affiliates, and other equity withdrawals, including dividends are subject to certain notification and other provisions of the Net Capital Rule and other regulatory bodies.

Proprietary balances held at the Clearing Broker, or proprietary accounts of introducing brokers (PAIB assets), are considered allowable assets for net capital purposes, pursuant to agreements between the Company and the Clearing Broker, which require, among other things, that the Clearing Broker perform computations for PAIB assets and segregate certain balances on behalf of the Company, if applicable.

Under the clearing arrangement with the Clearing Broker, the Company is required to maintain certain minimum levels of net capital. At December 31, 2016, the Company was in compliance with this requirement.

(9) Related-Party Transactions

The Company pays for certain expenses on behalf of the Parent and affiliate, which are reimbursed monthly. These include office space, office equipment and supplies, furniture, fixtures and leasehold improvements, utilities, printing and stationary, insurance, publications and subscriptions, payroll administration, benefits administration and other necessary human resource services, data processing and computer services, telecommunication technology, and other miscellaneous day-to-day operational and facilities related expenses. Amounts due to the Company from the Parent and affiliate related to these expenses are settled based on estimates each month. This estimated settlement is reconciled and adjusted, if necessary, once the final expense allocation is complete. At December 31, 2016, $260,236 was receivable from the Parent and affiliate.

At December 31, 2016, payables to Parent and affiliate primarily include amounts owed related to income taxes and accrued but unpaid expenses or dividends.

Dividend payable to Parent	$	928,443
Income tax benefit to Parent		(26,975)
Other Payable to Parent and affiliate		37,554
Payables to Parent and affiliate	$	939,022

(10) Concentrations of Credit Risk

The Company conducts substantially all of its principal trading activities through the Clearing Broker based in the New York metropolitan area. At December 31, 2016, all marketable principal security positions were

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2016

in the possession or control of its Clearing Broker. Significant credit exposure may result in the event that the Company's Clearing Broker is unable to fulfill its contractual obligations.

The Company's cash and cash equivalents are primarily held at two financial institutions, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company is also exposed to credit risk as it relates to the collection of receivables from third parties, including lead managers in underwriting transactions and the Company's corporate clients related to private placements of securities and financial advisory services.

(11) Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments, which include securities owned, cash deposited with the Company's Clearing Broker, receivables, accounts payable, and other accrued expenses, approximate their fair value.

(12) Fair Value Measurements

The fair value hierarchy under ASC 820, *Fair Value Measurements and Disclosures*, prioritizes the inputs to valuation techniques used to measure fair value. ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy that distinguishes between valuations obtained from sources independent of the entity and those from the entity's own unobservable inputs that are not corroborated by observable market data.

For many financial instruments, fair value is based on independent sources such as quoted market prices or dealer price quotations. To the extent certain financial instruments trade infrequently or where active markets do not exist, they may not have readily determinable fair values. In these instances, the Company estimates fair value using pricing models that utilize available information that management deems most relevant.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a framework for measuring fair value and a valuation hierarchy based upon the transparency of inputs used in the valuation of an asset or liability. Classification within the hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The valuation hierarchy contains three levels:

Level 1 – Valuation inputs are unadjusted quoted market prices for identical assets or liabilities in active markets.

Level 2 – Valuation inputs are quoted prices for identical assets or liabilities in markets that are not active, quoted market prices for similar assets and liabilities in active markets and other valuation techniques utilizing observable inputs directly or indirectly related to the asset or liability being measured.

Level 3 – Valuation techniques utilize inputs that are unobservable and significant to the fair value measurement.

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2016

The following describes the valuation methodologies the Company uses to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified:

Equity securities: Level 1 equity securities are valued based on closing market prices from the exchange where the security is traded. Level 3 equity securities are valued based on purchase price and adjusted for significant events that would impact overall value.

Debt instruments: Debt instruments are valued using inputs that are unobservable and significant to the fair value measurement, and are classified within Level 2.

Warrants: Warrants in public companies are valued using a Black-Scholes valuation model, based on observable inputs directly related to the warrants. These warrants are classified within Level 3. Warrants provide the holder the right to purchase securities from the issuer, and may be received in connection with certain advisory transactions. The Company estimates the fair value of warrants using various pricing models and available information that management deems most relevant. Among the factors considered by the Company in determining the fair value of financial instruments are discounted anticipated cash flows, the cost, terms and liquidity of the instrument, the financial condition, operating results and credit ratings of the issuer or underlying company, the quoted market price of publicly traded securities with similar quality and yield, comparable company analyses, and other factors generally pertinent to the valuation of financial instruments. Realized and unrealized gains and losses related to changes in the fair value of warrants are included in Principal Transactions on the Statement of Income.

The Company maintains policies and procedures to value its financial instruments using the highest level and most relevant data available. In addition, management reviews valuations monthly.

The following table provides fair value information related to the Company's financial assets and liabilities that are measured and recognized at fair value on a recurring basis classified under the appropriate level of the fair value hierarchy as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Equity securities	$ 42,874	—	25,000	67,874
Debt instruments	—	278,250	—	278,250
Total assets	$ 42,874	278,250	25,000	346,124
Liabilities:				
Equity securities	$ 8,391	—	—	8,391
Total liabilities	$ 8,391	—	—	8,391

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2016

For the year ended December 31, 2016 the company transferred a municipal bond from Level 3 to Level 2 as an observable price was available.

The following table summarizes the changes in fair value associated with Level 3 financial instruments during the year ended December 31, 2016:

	Debt Instruments		Equity Securities		Warrants		Total
Balance at December 31, 2015	$	270,375	$	—	$	38,780	$	309,155
Purchases, gross		—		—		—		—
Sales, gross		—		—		—		—
Transfers in		—		25,000		—		25,000
Transfers out		(278,250)		—		—		(278,250)
Realized gains/(losses)		—		—		—		—
Unrealized gains/(losses)		7,875		—		(38,780)		(30,905)
Balance at December 31, 2016	$	—	$	25,000	$	—	$	25,000

The following table provides quantitative information about our Level 3 fair value measurements of our investments as of December 31, 2016. In addition to the techniques and inputs noted in the table below, according to our valuation policy we may also use other valuation techniques and methodologies when determining our fair value measurements. The below table is not intended to be all-inclusive, but rather provides information on the significant Level 3 inputs as they relate to our fair value measurements.

	Fair value as of December 31, 2016	Quantitative information about Level 3 fair value measurements		
		Valuation techniques/ methodologies	Unobservable input	Range (weighted average)
Equity	25,000	Recent Transaction	N/A	N/A

(13) Subsequent Events

Events that occur after the balance sheet date but before the statement of financial condition was available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the balance sheet date are recognized in the accompanying

NEEDHAM & COMPANY, LLC

(An Indirect Wholly Owned Subsidiary of The Needham Group, Inc.)

Notes to Statement of Financial Condition

December 31, 2016

statement of financial condition. Subsequent events which provide evidence about conditions that existed after the balance sheet date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 27, 2017, the date the statement of financial condition was available to be issued, and concluded that no subsequent events have occurred that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member
Needham & Company, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Needham & Company, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 27, 2017



Needham & Company, LLC 445 Park Avenue, New York, NY 10022-4406   (212) 371-8300

Needham & Company, LLC Exemption Report

Needham & Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii):

(2)   The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

Needham & Company, LLC

I, John J. Prior Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Chief Executive Officer

February 27, 2017

Boston: One Federal Street, Suite 2820, Boston, MA 02110   (617) 457-0910
Chicago: 180 North LaSalle, Suite 3700, Chicago, IL 60601 (312) 981-0412
Menlo Park, CA: 3000 Sand Hill Road, Building 3, Suite 180, Menlo Park, CA 94025   (650) 854-9111
San Francisco, CA: 535 Mission Street, Suite 2200, San Francisco, CA 94105   (415) 262-4860

NEEDHAM & COMPANY, LLC
(A Indirect Wholly-Owned Subsidiary of
The Needham Group, Inc.)

Schedule of Assessment and Payments

December 31, 2016

(With Report of Independent Registered Public Accounting firm on
Applying Agreed-Upon Procedures Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Member
Needham & Company, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to SIPC for the year ended December 31, 2016, which were agreed to by Needham & Company, LLC. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2016, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2017

NEEDHAM & COMPANY LLC

Schedule of Assessment and Payments
for the Year Ended December 31, 2016

Total revenue	$	56,731,582
Additions:		
(2) Net loss from principal transactions in securities in trading account		2,139,861
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities		771,558
(7) Net loss from securities in investment accounts		19,240
Total additions		2,930,659
Deductions:		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions		1,939,934
(9)(i) Total interest and dividend expense		48,332
Total deductions		1,988,266
SIPC Net Operating Revenues		57,673,975
General Assessment @ .0025		144,185
Less payment made with SIPC-6 filed (exclude interest)		(68,616)
Less prior overpayment applied		—
Assessment balance due or (overpayment)	$	75,569